UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE
                                                                    October 22,
2020


Robert W. Postma
Principal
WaterMill Asset Management Corp.
141 Mecox Road
Watermill, New York 11976

        Re:      Ziopharm Oncology, Inc.
                 PREC14A preliminary proxy statement filing made on Schedule
14A
                 Filed on October 16, 2020 by WaterMill Asset Management Inc., et al.
                 File No. 001-33038

Dear Mr. Postma,

        We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

        Please respond to this letter by amending the consent statement and/or by providing the information requested. After reviewing any amendment and/or any information provided in reply to our comments, we may have additional comments. If you believe a comment is inapplicable to your facts and circumstances, and/or do not believe an amendment is required, please tell us why in a written response.
Preliminary Proxy Statement filed on Schedule 14A

Letter to Shareholders re: Consent Solicitation

1. Please provide us with the factual foundation for each of the following assertions:
      Shareholder Value Destruction ; Abysmal Corporate Governance ; Poor Decision-
   Making ; Lack of Transparency ; and highly qualified nominees. Refer to Note b. of
   Rule 14a-9. Alternatively, please revise to delete the cited assertions.

General
2. The disclosure on page 2 indicates the proxy statement will be    sent or
given    to security
   holders as of an unspecified date. Regardless of the method by which the proxy statement will be made available to security holders, please disclose, in accordance with the
   participants    obligation under Item 1(b) of Schedule 14A as well as Rule
14a-6(d), the
   approximate date upon which the proxy statement and form of proxy will be furnished to security holders. The bolded language at the end of the last paragraph in the letter to shareholders is not considered the proxy statement. See Rule 14a-1(g) of Regulation 14A.
 Robert W. Postma
Ziopharm Oncology, Inc.
October 22, 2020
Page 2

3. Under a subheading titled    Important Notice Regarding the Availability of
Consent
   Materials      , the disclosure at page 3 indicates that the proxy statement will be available
   electronically at a dedicated website. Please advise us whether or not the participants will be relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling their obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, please summarize for us how compliance with Rule 14a-16 has been effectuated.

4. Given the multiple participants in the solicitation, use of a title for the consent statement limited to the name of one participant appears incomplete. Please revise or advise.

5. The disclosure at page 5 indicates that    on October 15, 2020, Mr. Postma
filed this
   preliminary consent statement with the SEC.    The filing was received on,
and bears a filing
   a date of, October 16, 2020. Please revise.

6. Please revise to indicate, if true, that the approval of the bylaw repeal proposal, Proposal
   Number 1, could result in the repeal of bylaws aligned with security holder interests.

7. Given that it appears a vacancy on the board may arise if Proposals 2 and 4 are approved but
   Proposals 3 and 4 are not, please revise to indicate how any such vacancy would be filled.

8. Given that it appears the maximum number of the participants    director
candidates who could
   be elected would still constitute a minority of directors serving the registrant, please revise the proxy statement to acknowledge this point and state that given the absence of a majority,
   no assurance can be given that the nominees would be able to    establish
[and require
   adherence to] best corporate governance practices    or    ensure management
accountability   .

9. Disclosures on page 4 suggest that the possibility remains that broker non-votes could exist.
   Please provide us with a brief legal analysis regarding the permissibility of broker non-votes in the impending contested solicitation, or revise to remove this reference.

10. Notwithstanding the fact the participants do not appear to be relying upon Rule 14a-4(d)(4)
    in soliciting consents for the election of a minority of directors, in actuality or effect, please disclose, consistent with Rule 14a-4(d)(4)(iv), that no assurance can be given that the registrant's nominees will serve if elected with any of the soliciting party's nominees.

11. Please refer to the following sentence on page 20:    Each of the Nominees
may be deemed to
    be a member of the Group [ ] together with the other Participants [ ] for the purposes of
    Section 13(d)(3) Given that the collective beneficial ownership of the participants appears to be 5% or less of the outstanding shares of Ziopharm, please advise us, with a view toward revised disclosure, whether this disclosure is necessary, and if so, legally accurate.
    Please ensure that if any changes are made, conforming changes will be made to page 24.

12. Please advise, with a view toward revised disclosure, how an otherwise unreported beneficial
    ownership position of 3.3% could be accurately described as    significant
  on page12.
 Robert W. Postma
Ziopharm Oncology, Inc.
October 22, 2020
Page 3

How Many Consents Must be Received in Order to Adopt the Proposals, page 7

13. Please refer to the following cited statements regarding the above-captioned question:

       . . . . the individuals receiving the highest number of consents in favor of their election will
    be elected up to the number of vacancies to be filled.    (page 2)

       For Proposal 5 (Election Proposal), the Participating Shareholders will need to deliver properly completed and unrevoked written consents from the holders of a plurality of votes
    cast as of the close of business on the Record Date.    (page 3)

       For Proposal 5 (the Election Proposal), directors are elected to the Board to fill vacancies by a plurality of the votes cast. Consequently, the Election Proposal will be adopted and become effective when properly completed, unrevoked consents are signed and delivered to the
    Company by a plurality of the votes cast within 60 calendar days of the date of the earliest
    dated consent delivered to the Company.    (page 7)

       the Participating Shareholders will need to deliver . . . properly completed and unrevoked written consents to Proposal 5 from a plurality of votes cast . . . .
(pages 7 and 22)

    The election of any nominee to fill a vacancy on the Board pursuant to Proposal 5, it appears, may only be successful if Proposal 5, with respect to any given nominee, is supported by the unrevoked consents of holders of a majority of the common stock. Please revise if true, or advise us by producing a brief legal analysis in support of the citied voting thresholds.

Proposal 4     the Board Size Proposal, page 17

14. The matter of whether the bylaws should be amended to provide shareholders the exclusive authority to fix the size of the Board may be a matter separate and distinguishable from the matter of whether the size of the Board should be fixed at seven directors. Please provide us with a brief legal analysis as to whether shareholders are being asked to consent to two separate matters bundled as a single proposal in contravention of Rule 14a-4(a)(3).

The Nominees, page 18

15. As required by Item 7(b) of Schedule 14A and corresponding Item 401(e)(1) of Regulation
    S-K, please provide a complete history of occupation or employment, without gaps, for the past five years for Mr. Vieser. At present, no information has been given for 2017.
 Robert W. Postma
Ziopharm Oncology, Inc.
October 22, 2020
Page 4

Additional Participant Information, page 24

16. The disclosure indicates that purchases of shares of common stock through margin accounts maintained with brokers which extend credit and that positions held in such accounts may be pledged as collateral for the repayment of debt balances in such accounts.
Item 5(b)(1)(vii)
    of Schedule 14A, however, requires the disclosure of the amount of indebtedness as of the last practicable date used to purchase any shares. Please disclose the amount of indebtedness used to purchase shares as of the last practicable date or, if unavailable without unreasonable cost or expense, the amount of margin used to purchase securities of the registrant.

Shareholder Proposals for Inclusion in Proxy Materials, page 25

17. The representation that if a shareholder does not notify the registrant before March 15, 2021,
    Ziopharm management will have discretionary authority to vote all proxies received on the matter appears to use an incorrect date. Because the registrant mailed its 2020 annual meeting proxy materials on (or about) May 15, 2020, notice of a shareholder proposal would be considered untimely after April 3, 2021 under Rule 14a-4(c)(1). Please revise or advise.

Special Instructions, page 27

18. Please refer to the disclosure in bold typeface that indicates security
holders    will be deemed
    to have consented to that proposal       Please revise this disclosure, as
well as that within the
    form of consent, to conform to the standards set forth in Rule 14a-4(b) of Regulation 14A.

Certain Additional Information, page 28

19. Please advise us when the participants anticipate distributing the proxy statement they intend to use to solicit consents. Given that reliance on Rule 14a-5(c) is impermissible at any time before the registrant distributes its consent revocation statement, the participants will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and should undertake to subsequently provide any omitted information in a supplement in order to mitigate that risk if it distributes in advance of the registrant.

Form of Consent

20. The disclosure on page 2 of the proxy statement indicates that if the participants receive insufficient consents to approve Proposal 2, no consents would be delivered to the registrant.
    Notwithstanding this condition, please advise us, with a view toward revised disclosure, how the participants have complied with their remaining disclosure obligation under Rule 14a-
    4(e). At present, no commitment to present the consents as directed appears to exist.
 Robert W. Postma
Ziopharm Oncology, Inc.
October 22, 2020
Page 5

        We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or inaction by the staff.

        You may contact me at (202) 551-3266 with any questions.


                                                            Sincerely,

                                                            /s/ Nicholas P.
Panos

                                                            Nicholas P. Panos
                                                            Senior Special
Counsel
                                                            Office of Mergers &
Acquisitions

 cc:   Mohammad M. Malik, Esq.